ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from 25 April
to June 14 2012

12 June 2012

National Grid plc (National Grid)

Notification of Directors’ Interests

Deferred Share Plan-2009 Award Release

Earlier today, National Grid received a notification from ACS HR Solutions Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’) confirming that the 2009 awards made to Executive Directors under the National Grid Deferred Share Plan were released on the third anniversary (11 June 2012) of the date of the awards in accordance with the plan rules. The shares that have been transferred to UK participants by the Trustee were purchased on the date of grant (11 June 2009) and held until release by the Trustee acting in a capacity of nominee, statutory deductions having been made at the time of the award. The ADSs released to US participants by the Trustee are net of shares sold to cover statutory deductions.

The shares released to Executive Directors are as follows:

Director	Number of Shares/ADSs

Tom King	ADSs – 9,306

Steve Holliday	Shares- 96,544

Nick Winser	Shares- 47,325

The total share interests of the above directors, following these changes, are:

Director	Number of Shares/ADSs

Tom King	ADSs – 259,735

Steve Holliday	Shares- 2,117,202

Nick Winser	Shares- 1,016,156

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (“NG”)

8th June 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 43,714 NG ordinary shares under the scheme was confirmed by the Trustee earlier today, the shares having been purchased in the market on 7th June, at a price of 653 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares

Andrew Bonfield	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,117,202 Ordinary Shares

Andrew Bonfield	498,876 Ordinary Shares

Contact: D C Forward, Assistant Secretary (0207 004 3226).

1 June 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 May 2012 consisted of
3,700,949,542 ordinary shares, of which 131,557,687 were held as treasury shares; leaving a balance of 3,569,391,855 shares with voting rights.

National Grid has been notified that earlier today, 63,461 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 1 June 2012 consists of 3,700,949,542 ordinary shares, of which 131,494,226 are held as treasury shares; leaving a balance of 3,569,455,316 shares with voting rights.

The figure of 3,569,455,316 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 D C Forward

Assistant Secretary
0207 004 3226

Tuesday, 22 May 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that late yesterday, 101,000 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 21 May 2012 consists of 3,700,949,542 ordinary shares, of which 131,557,687 are held as treasury shares; leaving a balance of 3,569,391,855 shares with voting rights.

The figure of 3,569,391,855 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Amy Bailey

Company Secretarial Assistant
020 7004 3213

National Grid plc (‘National Grid’)
22nd May 2012

Notification of Directors’ Interests

Earlier today the Chairman, Sir Peter Gershon, purchased a further 22,352 shares at 667.50p per share, increasing his total interest to 40,407 National Grid plc ordinary shares.

Contact: D C Forward, Assistant Secretary
0207 004 3226

 11 May 2012

National Grid plc

Publication of updated RIIO-GD1 business plans for 2013-2021

As part of the process for agreeing new UK Gas Distribution price controls (RIIO-GD1), National Grid has submitted to Ofgem updated business plans for its four UK networks covering the period April 2013 to March 2021.

The updated business plans reflect extensive stakeholder engagement and Ofgem’s initial comments. The plans represent National Grid’s realistic assessment of the investment and financial framework required to deliver a safe and reliable network alongside quality service and value for money for the customer while safeguarding the interests of future generations.

Much of the feedback received was supportive of the December plans and, as a result, the update is very much in line with the original submission. The main areas of change concern proposed treatment of streetworks permitting costs and the financing package.

The plans recommend a broadly unchanged baseline total capital and operating investment of around £13.2bn over eight years, including £5.1bn of replacement expenditure.

In its submission, National Grid has set out updated financial proposals to accompany the business plans. These retain the proposed allowed cost of equity of 7.2%, increase the proposed gearing ratio to 60% for three of the four networks and propose consistent transitional arrangements for repex capitalisation across all four networks. For the London network, the proposed gearing level of 55% reflects the differing risk profile and higher RAV growth during the period.

If the business plans were to be adopted in all aspects for the next price control the net impact by the end of the eight year period would be an increase in real terms on a typical household bill of around £8 across National Grid’s networks, less than £1 p.a. In addition, the plans would see regulated asset value rise by 4% p.a. on average over the period.

National Grid is publishing these updated business plans today (11 May 2012). The business plans will be available from www.talkingnetworksngd.com

CONTACTS

National Grid:
Investors

John Dawson	+44 (0) 20 7004 3170	+44 (0) 78 1083 1944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0) 20 7004 3166	+44 (0) 77 5289 0787 (m)
Iwan Hughes Tom Hull	+44 (0) 20 7004 3169 +44 (0) 20 7004 3172	+44 (0) 79 0040 5898 (m) +44 (0) 78 9053 5833 (m)

Media

Chris Mostyn	+44 (0) 20 7004 3149	+44 (0) 77 74827710 (m)
Gemma Stokes	+44 (0) 19 2665 5633	+44 (0) 79 74198333 (m)
Brunswick
Tom Burns		+44 (0) 20 7404 5959
Tom Batchelar

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes,  restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

National Grid plc (‘National Grid’)

9 May 2012

Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes the announcement earlier today by Experian plc that our Non-Executive Director George Rose is to be appointed to its board on 1 September 2012 as a non-executive director.

Contact: D C Forward, Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

9th May 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,387 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 8th May, at a price of 677 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,117,182 Ordinary Shares

Andrew Bonfield	498,857 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Wednesday, 9 May 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that late yesterday, 130,478 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 9 May 2012 consists of 3,700,949,542 ordinary shares, of which 131,658,687 are held as treasury shares; leaving a balance of 3,569,290,855 shares with voting rights.

The figure of 3,569,290,855 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Tuesday, 1 May 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 30 April 2012 consisted of 3,700,949,542 ordinary shares, of which 131,789,165 are held as treasury shares, leaving a balance of 3,569,160,377 shares with voting rights.

The figure of 3,569,160,377 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Amy Bailey
Company Secretarial Assistant
020 7004 3213

National Grid plc (‘National Grid’)

26 April 2012

Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes the announcement earlier today by AVEVA Group plc; that our Non-Executive Director Philip Aiken is to be appointed to its Board on 1 May 2012 as deputy chairman.

Contact: D C Forward, Assistant Secretary
0207 004 3226